JAKKS PACIFIC, INC.

2951 28th Street

Santa Monica, California 90405

(424) 268-9444

April 5, 2024

VIA EDGAR AND EMAIL

Securities and Exchange Commission

100 F Street, N.E.

Division of Corporate Finance

Office of Manufacturing

Washington, D.C. 20549

Attention: Mr. Bradley Ecker and Ms. Jennifer Angelini

Re:           JAKKS Pacific, Inc. (the “Company”)

  Registration Statement on Form S-3

             Filed March 25, 2024

             Amended April 3, 2024

             File No. 333-278220

Dear Mr. Ecker and Ms. Angelini:

This letter shall serve as the request of the Company, pursuant to Rule 461, to accelerate the effectiveness of the above-referenced registration statement to Monday, April 8, 2024, 4:15PM, or the soonest practicable time thereafter.

The Company herewith acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in this filing, (ii) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, (iii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and ( iv) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to this matter, please contact Irving Rothstein of Feder Kaszovitz LLP at (212) 888-8200.

Sincerely,

JAKKS Pacific, Inc.

By: /s/ John L. Kimble

John L. Kimble

Chief Financial Officer